December 2, 2025

VIA E-MAIL

Stacy L. Fuller
K&L Gates LLP
1601 K St NW #1
Washington, DC 20006


       Re:      Direxion Shares ETF Trust
                Post-Effective Amendments on Form N-1A
                File Nos. 333-150525, 811-22201

Dear Ms. Fuller:

       We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. On
October 3, 2025 and October 10, 2025, Direxion Shares ETF Trust filed post-effective amendments on Form N-1A to add the series referenced in Appendix A attached hereto.

        We will not perform a substantive review of these filings referenced in Appendix A until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

       Rule 18f-4 limits fund leverage risk by requiring that an open-end fund s Value-at-Risk
(VaR) does not exceed 200% of the VaR of a designated reference portfolio. 1
The fund   s
designated reference portfolio provides the unleveraged baseline against which to compare the
fund   s leveraged portfolio for purposes of identifying the fund   s leverage
risk under the rule.


1
       Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.
 Stacy L. Fuller
Page 2 of 3

Accordingly, in defining the term    designated reference portfolio,    rule
18f-4 provides that, if
the fund   s investment objective and strategy is to track the performance
(including a leverage
multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio. 2 As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.

         Each fund in the registrant   s fund complex identified in Appendix A
has an objective and
strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities
that it tracks (collectively, the fund   s    reference assets   ) as the fund
 s designated reference
portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

        Because each of these funds has an objective and strategy to provide a leverage multiple
or inverse multiple of the return of the fund   s reference assets, each fund
s reference assets
provide the precise representation of the fund   s unleveraged portfolio and
therefore the
appropriate baseline to calculate the fund   s leverage risk under the rule.
Accordingly, we
question how the fund   s derivatives risk manager could reasonably determine
to use a baseline
other than the reference assets and how the funds    directors, as fiduciaries,
would be satisfied
with the manager   s choice.

                                                *   *    *

        We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact us at (202)
551- 6921.

                                                                  Sincerely,

                                                                  Division of
Investment Management




2
       Rule 18f-4(a) (defining the term    Designated reference portfolio   ).
                                            Appendix A

33 Act       Accession No     Registrant   Filing Date   Series Names
333-150525   0001193125-25-   Direxion     10/3/2025     Direxion   Daily
AAPL Bull 3X ETF
             230257           Shares ETF                 Direxion   Daily   TSM
Bull 3X ETF
                              Trust                      Direxion   Daily
AMZN Bull 3X ETF
                                                         Direxion   Daily
GOOGL Bull 3X ETF
                                                         Direxion   Daily
META Bull 3X ETF
                                                         Direxion   Daily   MU
Bull 3X ETF
                                                         Direxion   Daily
NFLX Bull 3X ETF
                                                         Direxion   Daily
NVDA Bull 3X ETF
                                                         Direxion   Daily
PLTR Bull 3X ETF
                                                         Direxion   Daily
TSLA Bull 3X ETF



333-150525   0001193125-25-   Direxion     10/10/2025    Direxion   Daily   AMD
Bull 3X ETF
             237051           Shares ETF                 Direxion   Daily   UNH
Bull 3X ETF
                              Trust                      Direxion   Daily
AVGO Bull 3X ETF
                                                         Direxion   Daily
BABA Bull 3X ETF
                                                         Direxion   Daily
BRKB Bull 3X ETF
                                                         Direxion   Daily
COIN Bull 3X ETF
                                                         Direxion   Daily
HOOD Bull 3X ETF
                                                         Direxion   Daily
INTC Bull 3X ETF
                                                         Direxion   Daily
MSFT Bull 3X ETF
                                                         Direxion   Daily
ORCL Bull 3X ETF


333-150525   0001193125-25-   Direxion     10/10/2025    Direxion Daily Bitcoin
Bull 3X ETF
             237095           Shares ETF                 Direxion Daily Energy
Bull 3X ETF
                              Trust                      Direxion Daily Ether
Bull 3X ETF
                                                         Direxion Daily Gold
Miners Bull 3X ETF
                                                         Direxion Daily Junior
Gold Miners Bull 3X ETF
                                                         Direxion Daily MAG7+
Bull 3X ETF
                                                         Direxion Daily Oil &
Gas Exp. & Prod. Bull 3X ETF
                                                         Direxion Daily Qs Bull
3X ETF
                                                         Direxion Daily QQQE
Bull 3X ETF